Filed by Blue Owl Technology Finance Corp. II
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Technology Finance Corp. II
Commission File No. 000-56371
File No. of Related Registration Statement: 333-283413
Blue Owl Technology Finance Corp. II February 4, 2025 Investor Letter Dear Shareholder: As you are aware, Blue Owl Technology Finance Corporation II (“OTF II”) will hold a meeting for its shareholders on March 20, 2025. At this meeting, OTF II shareholders of record as of January 16, 2025 will be asked to adopt the Agreement and Plan of Merger, dated as of November 12, 2024 (the “Merger Agreement”), pursuant to which OTF II would merge with and into Blue Owl Technology Finance Corporation (“OTF”), with OTF as the surviving company (the “Merger”). If the proposed Merger is approved and consummated, shares of OTF II common stock will be exchanged for OTF common stock based upon an exchange ratio determined in accordance with the terms of the Merger Agreement. The purpose of this notice is to inform you that as of March 6, 2025 OTF II’s amended and restated dividend reinvestment plan (the “OTF II DRIP”) will be suspended. As a result, after March 6, 2025, dividends payable by OTF II will be paid only in cash, notwithstanding any election you made pursuant to the OTF II DRIP. If the Merger is consummated, the OTF II DRIP will be terminated, and OTF II shareholders will be automatically enrolled in OTF’s amended and restated dividend reinvestment plan (the “OTF DRIP”). The OTF DRIP is an “opt-out” plan, meaning OTF will reinvest all cash distributions declared by OTF’s board of directors on behalf of OTF shareholders who do not elect to receive their distribution in cash. As a result, if OTF’s board of directors authorizes and OTF declares a cash dividend or other distribution, then OTF shareholders who have not opted out of the OTF DRIP will have their cash distributions automatically reinvested in additional shares of OTF’s common stock, par value $0.01 per share, rather than receiving the cash dividend or other distribution. If the Merger is not consummated, the OTF II DRIP will resume and dividends payable after June 30, 2025 will be payable according to your election made under the OTF II DRIP. Please contact your Blue Owl Representative, call (888)-215-2015 or email ServiceDesk@blueowl.com to learn more about updating your distribution election. Thank you very much for your support. Sincerely, Craig Packer Chief Executive Officer